SECTION 206(4)
RULE 206(4)-3
PUBLIC
AVAILABILITY 2/23/05


05047621

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

February 23, 2005
IM Ref. No. 2004521924
Goldman, Sachs & Co.
File No. 8-129

We would not recommend enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to Goldman, Sachs & Co. (the "Settling Firm"), a registered broker-dealer and investment adviser, or any of the Settling Firm's associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[1] notwithstanding a judgment of injunction from the United States District Court for the Southern District of New York (the "Final Judgment") that otherwise would preclude such an investment adviser from paying the Settling Firm a solicitation fee.[2]

Our position is based on the facts and representations in your letter dated February 23, 2005, particularly the Settling Firm's representations that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees to the Settling Firm, which is subject to the Final Judgment;

(2) the Final Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws;[3]

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1 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree that is described in Section 203(e)(4) of the Advisers Act.

2 Securities and Exchange Commission v. Goldman, Sachs & Co., 05 Civ. 853 (S.D.N.Y. Feb. 8, 2005).

3 Section 9(a) of the Investment Company Act of 1940 (the "Company Act") provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser of any investment company registered under the Company Act or a principal underwriter for any registered open-end investment company if that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

(3) it will comply with the terms of the Final Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest, civil or administrative penalties and fines; and

(4) for ten years from the date of the entry of the Final Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

This position applies only to the Final Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to the Settling Firm or any of its associated persons.

Susan M. Olson

Susan M. Olson
Senior Counsel

The Final Judgment, absent the issuance of an order by the Commission pursuant to section 9(c) of the Company Act exempting the Settling Firm from section 9(a) of the Company Act, would prohibit the Settling Firm from, among other things, acting as an investment adviser to any registered investment company. You state that, pursuant to section 9(c) of the Company Act, the Settling Firm and certain affiliates submitted an application to the Commission requesting (i) an order of temporary exemption from section 9(a) of the Company Act and (ii) a permanent order exempting the Settling Firm and certain affiliates from the provisions of section 9(a) of the Company Act.

On February 23, 2005, the Commission issued an order, effective as of the date of the Final Judgment, granting the Settling Firm and certain affiliates a temporary exemption from section 9(a) of the Company Act pursuant to section 9(c) of the Company Act, with respect to the Final Judgment, until the date the Commission takes final action on the application for a permanent order. Investment Company Act Rel. 26764 (Feb. 23, 2005) ("Release"). In the Release, the Commission also issued a notice of the application for a permanent order exempting the Settling Firm and certain affiliates from section 9(a) of the Company Act, indicating that an order granting the application would be issued unless the Commission orders a hearing. As a result, the Final Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws.

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

February 23, 2005

Via Facsimile and Federal Express

Douglas J. Scheidt, Esq.,
Associate Director and Chief Counsel,
Division of Investment Management,
U.S. Securities and Exchange Commission,
450 Fifth Street, N.W. Mail Stop 0506,
Washington, D.C. 20549.

Re: In the Matter of Certain Initial Public Offering Allocations,
File No. NY-6752 (Goldman, Sachs & Co.)

Dear Mr. Scheidt:

We submit this letter on behalf of our client Goldman, Sachs & Co. (the "Settling Firm") in connection with a settlement agreement (the "Settlement") with the staff of the Division of Enforcement of the Securities and Exchange Commission (the "Commission") arising out of an investigation by the Commission regarding allocations of stock in certain initial public offerings that the Settling Firm underwrote.

The Settling Firm, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), seeks the assurance of the staff of the Division of Investment Management ("Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Advisers Act, or Rule 206(4)-3 thereunder (the "Rule"), if an investment adviser pays the Settling Firm, or any of its associated persons, a cash payment for the solicitation of advisory clients, notwithstanding the existence of the Final Judgment (as defined below). While the Final Judgment in question does not operate to prohibit or suspend the Settling Firm or any of its associated persons from being associated with or (except as provided in Section 9(a) of the Investment Company Act of 1940, from which Section relief is separately being requested by the

Settling Firm)[1] acting as an investment adviser and does not relate to solicitation activities on behalf of investment advisers, it may affect the ability of the Settling Firm and its associated persons to receive such payments. The Staff in many other instances has granted no-action relief under the Rule in similar circumstances.

The Settling Firm also requests that any relief granted extend to any entities that have succeeded or may in the future succeed to part or all of the investment advisory and solicitation activities of the Settling Firm, including, without limitation, Goldman Sachs Asset Management, L.P., formerly known as Goldman Sachs Funds Management, L.P., a registered investment adviser that on or about April 26, 2003 assumed all or substantially all of the advisory business previously conducted by the Settling Firm through Goldman Sachs Asset Management ("GSAM"), a business unit of the Investment Management Division of the Settling Firm.

BACKGROUND

The Settling Firm and the Commission have settled the investigation in connection with the matters described above. As a result, the Commission has filed a complaint (the "Complaint") against the Settling Firm in the United States District Court for the Southern District of New York (the "District Court") in a civil action captioned Securities and Exchange Commission v. Goldman, Sachs & Co. The Settling Firm has executed a consent (the "Consent") in which the Settling Firm neither admits nor denies any of the allegations in the Complaint, except as to jurisdiction, but consents to the entry of a final judgment against the Settling Firm by the District Court (the "Final Judgment")[2]. The Final Judgment, among other things, enjoins the Settling Firm, directly or through its officers, directors, agents and employees, from violating Rule 101 of Regulation M under the Exchange Act in the manner cited in the Complaint. Additionally, the Final Judgment orders the Settling Firm to make payments aggregating $40 million in settlement of the matters addressed in the Final Judgment.

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[1] The Settling Firm and certain affiliates, pursuant to Section 9(c) of the Investment Company Act of 1940 (the "Company Act") are separately filing an application requesting (i) a temporary order exempting the Settling Firm and certain affiliates from the provisions of Section 9(a) of the Company Act pending the determination of the Commission on an application for permanent exemption and (ii) a permanent order exempting the Settling Firm and certain affiliates from the provisions of Section 9(a) of the Company Act.

[2] Securities and Exchange Commission v. Goldman, Sachs & Co., 05 Civ. 853 (S.D.N.Y. February 8, 2005).

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order, judgment or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Entry of the Final Judgment could cause the Settling Firm to be disqualified under the Rule, and accordingly, absent no-action relief, the Settling Firm may be unable to receive cash payments for the solicitation of advisory clients.[3]

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[4] We respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who . . . has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act . . . and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[5]

The Final Judgment does not bar, suspend, or limit the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws.[6] The Settling Firm has not been sanctioned for activities relating to its activities

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3 The Settling Firm has obtained similar no-action relief in the past. See In the Matter of Certain Analyst Conflicts of Interest, SEC No-Action Letter (pub. avail. Oct. 31, 2003); In the Matter of Certain Municipal Bond Refundings, SEC No-Action Letter (pub. avail. Apr. 13, 2000).

4 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.

5 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

6 *See* footnote 1.

as an investment adviser or its solicitation of advisory clients.[7] Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit an adviser from paying the Settling Firm or its associated persons for engaging in solicitation activities under the Rule.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder and SRO rules or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[8]

UNDERTAKINGS

In connection with this request, the Settling Firm undertakes:

1. to conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees to the Settling Firm which is subject to the Final Judgment;

2. to comply with the terms of the Final Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest, civil or administrative penalties and fines; and

3. that for ten years from the date of the entry of the Final Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to

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[7] The Settling Firm additionally notes that it has not violated, or aided and abetted another person in violation of, the Rule, nor have individuals performing solicitation activities on behalf of the Settling Firm been personally disqualified under the Rule.

[8] *See, e.g.*, Prime Advisors, Inc., SEC No-Action Letter (pub. avail. Nov. 8, 2001); Legg Mason Wood Walker, Inc., SEC No-Action Letter (pub. avail. June 11, 2001); Dreyfus Corp., SEC No-Action Letter (pub. avail. March 9, 2001); Prudential Securities Inc., SEC No-Action Letter (pub. avail. Feb. 7, 2001); Tucker Anthony Inc., SEC No-Action Letter (pub. avail. Dec. 21, 2000); J.B. Hanauer & Co., SEC No-Action Letter (pub. avail. Dec. 12, 2000); Founders Asset Management LLC, SEC No-Action Letter (pub. avail. Nov. 8, 2000); Credit Suisse First Boston Corp., SEC No-Action Letter (pub. avail. Aug. 24, 2000); Janney Montgomery Scott LLC, SEC No-Action Letter (pub. avail. July 18, 2000); Aeltus Investment Management, Inc., SEC No-Action Letter (pub. avail. July 17, 2000); William R. Hough & Co., SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Municipal Bond Refundings, SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Market Making Activities on Nasdaq, SEC No-Action Letter (pub. avail. Jan. 11, 1999); Paine Webber, Inc., SEC No-Action Letter (pub. avail. Dec. 22, 1998); NationsBanc Investments, Inc., SEC No-Action Letter (pub. avail. May 6, 1998); Morgan Keegan & Co., Inc., SEC No-Action Letter (pub. avail. Jan. 9, 1998); Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (pub. avail. Aug. 7, 1997); Gruntal & Co., SEC No-Action Letter (pub. avail. July 17, 1996); Carnegie Asset Management, SEC No-Action Letter (pub. avail. July 11, 1994); Salomon Brothers Inc., SEC No-Action Letter (pub. avail. Jan. 26, 1994); BT Securities Corporation, SEC No-Action Letter (pub. avail. Mar. 30, 1992); Kidder Peabody & Co. Inc., SEC No-Action Letter (Oct. 11, 1990); First City Capital Corp., SEC No-Action Letter (pub. avail. Feb. 9, 1990); RNC Capital Management Co., SEC No-Action Letter (pub. avail. Feb. 7, 1989); and Stein Roe & Farnham, Inc., SEC No-Action Letter (pub. avail. Aug. 25, 1988).

Rule 206(4)-3 will disclose the Final Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

CONCLUSION

We respectfully request the Staff to advise us that it will not recommend enforcement action to the Commission if an investment adviser that is required to be registered with the Commission pays the Settling Firm, or any of its associated persons, a cash payment for the solicitation of advisory clients, notwithstanding the Final Judgment.

Please do not hesitate to call the undersigned at (212) 558-4837 regarding this request.

Sincerely,



Penny Shane